
10031266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 10 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION
CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009


Harb
Levy
&
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 25, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 179,978
Cash segregated under federal and other regulations	9,286,787
Deposits with clearing and depository organizations	310,000
Receivable from clearing and depository organizations	259,658
Receivable from customers	106,627
Securities owned, at fair value	359,036
Prepaid expense	12,866
Other deposits and receivables	13,671
Furniture and office equipment, net	138,857
Deferred tax asset	803,221
Total assets	$ 11,470,701

Liabilities and Stockholders' Equity

Liabilities:	
Payable to customers	$ 5,563,356
Payable to correspondent broker-dealers	3,140,427
Accounts payable and accrued liabilities	414,334
Subordinated borrowings	1,150,000
Total liabilities	10,268,117
Stockholders' equity:	
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,872,226 shares issued and outstanding	4,872
Additional paid-in capital	4,407,128
Accumulated deficit	(3,209,416)
Total stockholders' equity	1,202,584
Total liabilities and stockholders' equity	$ 11,470,701

See Accompanying Notes to Statement of Financial Condition

Electronic Transaction Clearing, Inc.
Notes to Statement of Financial Condition
December 31, 2009

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a member of the Boston Stock Exchange, Chicago Board Options Exchange, Chicago Board Stock Exchange, National Stock Exchange, NASDAQ, NASDAQ OMX BX, BATS Exchange, AMEX-NYSE Alternext, and NYSE ARCA. The Company is a member of the National Securities Clearing Corporation and a participant in the Depository Trust Company. The Company provides clearing services to customers and correspondent broker-dealers.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Proprietary securities owned consist of certificate of deposits held at commercial banks with maturities of three months to one year. Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Furniture and Office Equipment

Furniture and office equipment is recorded at cost, net of accumulated depreciation of $65,890. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

Only those income tax benefits that management believes are more likely than not to be sustained are recognized, and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

2. Fair Value Measurement (continued)

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company values all securities owned at December 31, 2009 using level 1 inputs.

3. Receivable from Clearing and Depository Organizations

Amounts receivable from clearing and depository organizations at December 31, 2009, consist of securities failed-to-receive.

4. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

5. Payable to Correspondent Broker-Dealers

Amounts payable to correspondent broker-dealers include amounts due on cash and transactions with broker-dealer customers with whom the Company has a correspondent clearing agreement.

6. Related Party Transactions

One of the largest stockholders of the Company is an entity owned and managed by two key employees/officer of the Company.

7. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the Depository Trust Company (DTC), the Company is required to maintain a minimum deposit of $10,000. As of December 31, 2009, the Company had $10,000 on deposit with the DTC.

Under the Company's clearing agreement with the National Securities Clearing Corporation (NSCC), the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by the NSCC. The total clearing fund requirement varies from time to time based on the Company's activities with the NSCC. At December 31, 2009, the Company had $300,000 on deposit with the NSCC which was $237,547 in excess of the total clearing fund requirement of $62,453.

8. Subordinated Borrowings

On September 22, 2008, the Company entered into a subordinated loan agreement with Kayo Financial LLC, a stockholder of the Company. That agreement matured on September 21, 2009 and was paid in full. Interest was paid monthly at 12% per annum.

On February 25, 2009, the Company entered into a subordinated loan agreement with Capstone Opportunity Partners LP, a stockholder of the Company. The agreement expires on February 27, 2010 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2009, the outstanding loan balance amounted to $400,000.

On June 9, 2009, the Company entered into a subordinated loan agreement with Cloyd Industries, LLC, a stockholder of the Company. The agreement expires on June 9, 2010 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2009, the outstanding loan balance and interest payable amounted to $400,000 and $33,333, respectively.

On September 22, 2009, the Company entered into a new subordinated loan agreement with Kayo Financial LLC, a stockholder of the Company. The agreement expires on September 22, 2010 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2009, the outstanding loan balance amounted to $250,000.

8. Subordinated Borrowings (continued)

On September 30, 2009, the Company entered into another subordinated loan agreement with Kayo Financial LLC, a stockholder of the Company. The agreement expires on September 30, 2010 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2009, the outstanding loan balance amounted to $100,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

9. Lease Obligations

The Company operates from a leased office space in Los Angeles. During the year ended December 31, 2009, the Company amended the terms of the lease agreement to lease additional office space. The current office lease expires on July 31, 2013. Upon expiration of the initial term, the Company has an option to extend the lease for an additional five years with an annual increase of 3.5% in lease payments.

In October 2008, the Company entered into a Commercial Vehicle Lease Agreement with U.S. Bancorp Business Equipment Finance Group under which it leases two vehicles for use by its two officers for a term of 60 months at $1,320 per month. These vehicle leases are secured by a portion of the Company's securities owned and consisting of $100,000 certificate of deposit.

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Auto	Total
December 31, 2010	$ 210,614	$ 15,840	$ 226,454
December 31, 2011	218,019	15,840	233,859
December 31, 2012	225,629	15,840	241,469
December 31, 2013	136,213	12,200	148,413
	$ 790,475	$ 59,720	$ 850,195

10. Line of Credit

The Company has a $250,000 revolving business line of credit with Bank of America that expires on June 30, 2010. Interest is charged at the bank's prime rate plus two percent. At December 31, 2009, the interest rate was 5.25%, and there were no borrowings on the line of credit during 2009. This line of credit is secured by a portion of the Company's securities owned consisting of a $250,000 certificate of deposit at the bank.

11. Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share.

Under the terms of the Investors' Rights Agreement with the Company, five initial shareholders (the "Initial Investors") of the Company have co-sale rights to participate in the issuance of Company stock to new investors. Upon receipt of the co-sale notice from the Company, the Initial Investors can elect to sell their pro rata share of one third of the shares of common stock identified to be sold in the co-sale notice. The redemption of the Company's common stock under the Investors' Rights Agreement does not result in a net reduction in the Company's capital due to issuance of common stock to new investors.

During the year ended December 31, 2009, the Company issued 321,534 shares of its common stock at $6.50 per share for total consideration of $2,089,971. During the same period, the Initial Investors elected to participate in the co-sale under the Investors' Rights Agreement and sold to the Company 70,517 shares of common stock for total consideration of $459,199.

12. Stock Incentive Plan

The Company has reserved 500,000 shares of common stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2007 Stock Incentive Plan. As of December 31, 2009, no shares of common stock have been issued under this plan.

13. Income Taxes

The deferred tax asset relates primarily to net operating losses carried forward, and temporary differences between financial reporting and tax reporting treatment of the depreciation of furniture and office equipment, organizational costs and accumulated amortization, and prepaid expenses and vacation liability accrued.

13. Income Taxes (continued)

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of $4,032,657 and $3,987,427, for federal and state purposes, respectively, at December 31, 2009. These net operating losses will expire between the years 2019 and 2030. At December 31, 2009 the deferred tax asset balance was $803,221, net of a valuation allowance of $766,233.

14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2009, the Company had net capital of $1,310,457, as defined, which was $1,060,457 in excess of its required net capital of $250,000.

15. Subsequent Event

Management evaluated subsequent events through February 25, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.